Filed by MB Financial, Inc.
Commission File No. 0-24566-01
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: First Oak Brook
Bancshares, Inc.
Commission File No: 0-14468

Set forth below is a joint press release issued by MB Financial, Inc. and First Oak Brook Bancshares, Inc.

MB Financial, Inc.	First Oak Brook Bancshares, Inc.
800 West Madison Street	1400 Sixteenth Street
Chicago, Illinois 60607	Oak Brook, Illinois 60523
(888) 422-6562	(630) 571-1050
NASDAQ: MBFI	NASDAQ: FOBB

PRESS RELEASE

For Information

Contact MB Financial, Inc.:	Contact First Oak Brook Bancshares, Inc.:
Mitchell Feiger - President & CEO	Richard M. Rieser, Jr. - President & CEO
Jill York - VP and Chief Financial Officer	Rosemarie Bouman - Chief Operating Officer
E-Mail: jyork@mbfinancial.com	E-Mail: rbouman@obb.com

FOR IMMEDIATE RELEASE

MB Financial and First Oak Brook Receive Stockholder Approvals for Merger

CHICAGO — (BUSINESS WIRE) — August 1, 2006 — MB Financial, Inc. (Nasdaq: MBFI) and First Oak Brook Bancshares, Inc. (Nasdaq: FOBB) announced that they received the stockholder approvals needed for their merger at the special meetings of stockholders of the companies held today. Subject to receipt of all required regulatory approvals, the companies expect to complete the merger by the end of August 2006.

MB Financial, Inc. is the Chicago-based $5.9 billion holding company for MB Financial Bank, N.A., and Union Bank N.A. (Oklahoma). First Oak Brook Bancshares, Inc. is the $2.4 billion holding company for Oak Brook Bank, Oak Brook, Illinois.

Safe Harbor Statement: Statements in this press release that are not historical facts are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. By their nature, such statements are subject to numerous factors that could cause actual results to differ materially from those anticipated in the statements. In the case of the statement regarding the anticipated timing of the completion of the MB Financial/First Oak Brook merger, such factors include the possibility that the receipt of all required regulatory approvals might be delayed or not occur at all and the possibility that the satisfaction or waiver of one or more of the other conditions to completion of the merger under the merger agreement might be delayed or not occur at all.

Additional Information: MB Financial has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC"), which was declared effective by the SEC, in connection with the MB Financial/First Oak Brook merger. The registration statement includes a joint proxy statement of MB Financial and First Oak Brook that also constitutes a prospectus of MB Financial (the "joint proxy statement/prospectus"), which was sent to the stockholders of MB Financial and First Oak Brook. Stockholders are advised to read the joint proxy statement/prospectus, which was filed by MB Financial with the SEC on June 27, 2006, because it contains important information about MB Financial, First Oak Brook and the merger. The joint proxy statement/prospectus, and other documents relating to the merger filed by MB Financial and First Oak Brook, can be obtained free of charge from the SEC's website at www.sec.gov. These documents also can be obtained free of charge by accessing MB Financial's website at www.mbfinancial.com under the tab "Investor Relations" and then under "SEC Filings" or by accessing First Oak Brook's website at www.firstoakbrook.com. Alternatively, these documents can be obtained free of charge from MB Financial upon written request to MB Financial, Inc., Secretary, 6111 North River Road, Rosemont, Illinois 60018 or by calling (847) 653-1992, or from First Oak Brook, upon written request to First Oak Brook Bancshares, Inc., Rosemarie Bouman, 1400 Sixteenth Street, Oak Brook, Illinois 60523, or by calling (630) 571-1050.